EXHIBIT 99.1

Fury Files Technical Report for the Eau Claire Gold Project in Quebec

VANCOUVER, British Columbia, Oct. 17, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that the Company has filed a technical report for the Eau Claire Gold Project (“Eau Claire” or “Project”), titled “Technical Report – Preliminary Economic Assessment of the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” (“2025 Eau Claire Technical Report” or the “Report”), with an effective date of August 25, 2025.

The 2025 Eau Claire Technical Report was prepared in accordance with National Instrument 43-101 standards of Disclosure for Mineral Projects and supports the disclosure made in the Company’s news release dated September 2, 2025, announcing the results of the Preliminary Economic Assessment.

In addition to the Qualified Persons named in the September 2, 2025 news release, Mr. Maxime Dupéré, P. Geo. of SGS Geological Services, an independent Qualified person as defined by NI 43-101, and Ms. Sarah Dean, P. Geo. of SGS Geological Services, an independent Qualified Person as defined by NI 43-101 were added as co-authors of the Report. Mr. Dupéré had responsibility for the following sections of the Report: summary (2024 mineral resource estimate; and adjacent properties), introduction, data verification, mineral resource estimates, adjacent properties, interpretation and conclusion (2024 mineral resource estimate; and risk and opportunities) and recommendations.

Ms. Dean had responsibility for the following sections of the Report: summary (property description, location access and physiography; history of exploration, drilling; and geology and mineralization), property description and location, accessibility climate, local resources, infrastructure and physiography, history, geological setting and mineralization, deposit types, exploration, drilling, and interpretation and conclusions (property description).

The Report is available on the Company’s website at furygoldmines.com and under the Company’s SEDAR+ profile at sedarplus.ca .

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com